EXHIBIT 99.1

Brookfield Corporation Announces Results of Annual and Special Meeting of Shareholders

BROOKFIELD, NEWS, June 07, 2024 (GLOBE NEWSWIRE) --  Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that all seven nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all seven nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s annual and special meeting of shareholders held on June 7, 2024 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the seven directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,204,951,009	99.68	3,833,424	0.32
Angela F. Braly	1,204,095,996	99.61	4,688,437	0.39
Janice Fukakusa	1,197,222,367	99.04	11,562,066	0.96
Maureen Kempston Darkes	1,164,733,384	96.36	44,051,049	3.64
Frank J. McKenna	1,111,121,620	91.92	97,662,813	8.08
Hutham S. Olayan	1,199,961,831	99.27	8,822,602	0.73
Diana L. Taylor	1,179,201,320	97.55	29,583,113	2.45

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the seven directors nominated by this shareholder class:

Director Nominee	Votes For %
Jeffrey M. Blidner	100.0
Jack L. Cockwell	100.0
Bruce Flatt	100.0
Brian D. Lawson	100.0
Howard S. Marks	100.0
Rafael Miranda	100.0
Lord O’Donnell	100.0

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s annual and special meeting of shareholders is available on SEDAR+ at www.sedarplus.ca.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com